

June 21, 2011

Via E-mail
Mr. Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re:** **Tongli Pharmaceuticals (USA), Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 30, 2010**
> **File No. 000-52954**
>
> **Form 10-Q for Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
>
> **Form 10-Q for Quarterly Period Ended December 31, 2010**
> **Filed February 15, 2011**

Dear Mr. Yao:

We have reviewed your May 26, 2011 response to our May 3, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7
Contract Deposit, page F-14

1. We acknowledge your response to comment 5. Please provide revised disclosures to be included in future filings consistent with your response. Your revised disclosure should include, but not be limited to, the following:
    - the pending purchase of the patent (i.e. intangible asset) from Harbin Lanhai Biochemical Company (Lanhai);

- the entire purchase price, specifically addressing that there are no subsequent payments due;
- the patent commencement and expiration dates;
- the period over which the patent will be amortized;
- Lanhai's obligation to provide technical support and assistance necessary for you to obtain SFDA approval;
- the pending confirmation from the State Intellectual Property Office of China (SIPO);
- the termination of the agreement and refund of all payments if SIPO approval is not obtained by October 2013; and
- Clarify whether or not your "mutual understanding" between the Company and Lanhai that the entire payment will be refunded if you cannot obtain government approval is explicitly stipulated in the Patent Assignment Agreement with Lanhai. Please provide a copy of this agreement.

2. Regarding your response to comment 6, please provide us proposed disclosure to be included in future filings to address the following:
   - Clarify the Company's obligations under the agreement regarding the clinical trial and research and development as well as the length of the agreement with Tonghua Yisheng Pharmaceuticals Company Limited (Yisheng);
   - Explain what you mean by "the new drug approval period" and why this period is an appropriate amortization period considering there is no approved patent to determine the life of the drug;
   - Clarify whether the Company or Yisheng will apply for "patent protection for the drug, the formula, or the process related to the drug" once SFDA approval is received or why not having patent protection is not necessary in determining the life of the drug; and
   - Clarify whether or not your "mutual understanding" between the Company and Yisheng that the entire payment will be refunded if you cannot obtain the SFDA approval is explicitly stipulated in the New Drug Assignment Agreement with Yisheng. Please provide a copy of this agreement.

3. Please confirm to us that in all future filings you will provide updates on the status of the current activities for each of your agreements, at each balance sheet date including, but not be limited to, the status of any contingencies paid, government approvals or denials, new occurrences or outcomes in the clinical trials process of a drug candidate, and expectations and status of refundable payments.

10. Taxes, page F-16

4. We acknowledge your response to comment 8 however it does not fully address our comment in that your response fails to explain how the operating losses in the

U.S. were generated by Tongli (USA) considering the Company does not have operations in the U.S. As previously requested in the prior two comment letters, please provide an explanation of how operating losses were generated by Tongli (USA) and how these losses specifically contributed to the $545K increase in US net operating losses.

Form 10-Q for the Quarter Ended December 31, 2010

Consolidated Financial Statements

4. Deposit for Land Use Right

5. We acknowledge your response to comment 9. Please provide disclosures to be included in future filings consistent with your response that 40% of the remaining payment for the land right use is contingent upon the closing of the transfer. Please also disclose what is required from both parties in order for the land use to transfer, what obligations the Company would have if the land use transfer does not close, whether or not the first installment is refundable to the Company if the transfer does not close and what the current status of this transfer is. Please confirm to us that you will provide status updates at each balance sheet date for the latest events relevant to the closing of the transfer.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant